[Unum Letterhead]

May 22, 2009

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allstate Assurance Company Separate Account B (“Registrant”)
Definitive Proxy Materials

Commissioners:

On behalf of the above-named Registrant, we are filing herewith Registrant’s definitive proxy materials to be used in connection with its Annual Meeting of Contractowners (“Proxy Materials”). The Proxy Materials reflect changes made in response to Commission staff comments on its preliminary proxy materials, which were received on May 19, 2009.

Please contact the undersigned or Richard Choi at Jorden Burt LLP (202/965-8127) if you have any question or comment regarding the Proxy Materials.

Very truly yours,

/s/ Janna Mullin

Enclosure

cc:	Richard Choi, Esq.
Susan Roth, Esq.